UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 2026

Commission File Number: 001-39466

XPENG INC.

No.10, Cencun Fengzhuang Avenue

Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Notice of the Annual General Meeting

Exhibit 99.2	Proxy Statement/Circular for Annual General Meeting

Exhibit 99.3	Form of Proxy for Annual General Meeting

Exhibit 99.4	Depositary’s Notice of Annual General Meeting of XPeng Inc.

Exhibit 99.5	Voting Card for American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: May 11, 2026